

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via U.S. Mail
Mr. Dong Yu
Chief Executive Officer
Bona Film Group Ltd.
18/F, Tower 1, U-town Office Building
No. 1 San Feng Bei Li, Chaoyang District
Beijing 100020
People's Republic of China

> Re:     **Bona Film Group Ltd**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-34990**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Agreements with Affiliates of News Corporation, page 136

1. We note from the disclosure on page 50 that on May 13, 2012, Skillgreat Limited sold to NCIH, a total of 6,050,607 ordinary shares at a purchase price of $11.40 per share for an aggregate consideration of approximately $69 million and as a result NCIH owns approximately 19.9% of the Company's outstanding share capital as of April 15, 2013. We also note from the disclosure included on page 136, that as a condition to closing this share purchase agreement, an investor rights agreement was entered into on May 21, 2012. As the terms of this investor rights agreement, provide NCIH with certain board

representation rights, please revise the notes to the Company's financial statements to disclose the significant terms of the investor rights agreement.

Statements of Cash Flows, page F-8

2.  We note your provision for bad debt expense increased significantly from $690 in fiscal 2010 to $826,078 in fiscal 201. However, we note no discussion in your liquidity and capital resource section of MD&A addressing the significant increase in 2011 and the underlying reasons for the change. In this regard, please explain to us and revise the discussion of your cash flows from operating activities in M&DA to disclose the reasons for the significant increase in your provision for bad debt during 2011.

2.  Significant Accounting Policies, page F-18

d.  Lease Accounting, page F-18

3.  We note from your disclosures on page 117 that each of the 20 theaters you operated as of December 31, 2012 has entered into a lease agreement for the use of the premises where the movie theater is located. We also note that these lease agreements are for periods ranging from 10 to 20 years and usually provide you with an initial six-month rent free period. In this regard, please revise your significant accounting policies footnote to disclose your accounting policy for such lease incentives. If you recognized these incentives on other than a straight-line basis over the lease term, please explain how your treatment complies with the guidance prescribed in ASC 840-20-25-6.

t. Advertising and marketing expenses, page F-25

4.  We note from the disclosure included on page F-25 that the costs of printing, advertising and marketing related to the exploitation of feature films are expensed as incurred by the Company. Please revise the notes to the Company's financial statements to disclose the amount of advertising expenses incurred by the Company during each period presented in its statements of operations. Refer to the disclosure requirements outlined in ASC 720-35-50.

7. Production Costs, page F-40

5.  We note from the disclosure on page F-40 that in the year 2012, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for certain films and TV series and as a result, the Group incurred additional amortization of $3,659,240. Please revise the notes to your financial statements to disclose the impact that this change in estimate had on the Company's net income and earnings per share. Refer to the disclosure requirements outlined in ASC 250-10-50-4.

11.  Acquired Intangible Assets, Net

6.  Pursuant to ASC 350-30-50-2 please revise your footnote to include the estimated aggregate amortization expense for each of the five succeeding years rather than the two succeeding years.

14.  Bank Borrowings, page F-44

7.  We note from your disclosure on page F-46 that during November to December 2012, you borrowed a bank loan with a principal of $8,008,072 (equivalent of RMB50 million) from a PRC commercial bank on the condition that the loan would be invested in a film. Please tell us and revise your footnote to disclose the repayment terms and maturity date of the loan.

8.  We note that you have obtained waivers from East West Bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013 and that the amounts related to this bank loan were classified as long-term as of December 31, 2012. We further note that you do not expect repayment of the loan to be accelerated within the 12 months following December 31, 2012.  Please explain to us why you believe your classification of the bank loan as a long-term liability is appropriate when its appears that you would have been in default of the EBITDA covenant at December 31, 2012 and March 31, 2013, absent the waivers obtained from East West Bank.  As part of your response, please tell us how your presentation complies with the guidance prescribed in ASC 470-10-45-1 and 470-10-55-2 through 470-10-55-6 or alternatively, please reclassify your loan from long-term to current liabilities.  Additionally, please revise your disclosures with respect to this loan to include the repayment terms and maturity date.

9.  Pursuant to ASC 470-10-50-1, please revise your debt footnote to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented.

22.  Share-based Compensation, F-56

10. We note that the assumptions used to determine the fair value of stock options grants during all periods presented except for certain employee grants during 2011 assumed a forfeiture rate of zero.  Please explain why you believe that such forfeiture rate or lack thereof is appropriate given that you have had forfeitures of stock options during both fiscal years ended December 31, 2012 and 2011.

11. Please revise your disclosure to provide the weighted-average grant-date fair value of stock options granted during the year for each period an income statement is presented. We note for fiscal year 2011 you disclose separately the weighted-average fair-value of stock options granted in March and November 2011.

26.  Noncontrolling interest, page F-62

12. We note from your disclosure in footnote (2) that you set up a subsidiary, Tianjin
Nonken, of which 51% equity interest is owned by you and 49% is owned by a third-
party shareholder.  Please explain to us and disclose in more robust detail why the
subsidiary is not consolidated and represents non-controlling interest.  As part of your
response, please tell us how you considered the guidance in ASC 810-10-25 in
determining the appropriate accounting treatment for your ownership interest in this
entity.

27.  Commitments and Contingencies,  page F-63

13. We note from your disclosure on page 66 that from January 1, 2012 to March 31, 2013,
you were named as a defendant or co-defendant in six legal proceedings in the PRC, four
of which had been concluded as of the date of this annual report on Form 20-F. Of these
concluded legal proceedings, you settled three, and one was withdrawn.   We note that
the settlements paid in respect of individual proceedings ranged from approximately
RMB8,000 to approximately RMB880,000.   In this regard, please tell us whether such
amounts were accrued for or expensed as of December 31, 2012.  If not, please explain
why.  Additionally, please revise your footnote to comply with the disclosure
requirements of ASC 450-20-50 as we note no disclosures have been made within your
notes to the financial statements with respect to the six legal proceedings mentioned on
page 66.

30. Segment Information, page F-66

14. We note from the disclosure on page F-67 and elsewhere in the filing that the movie
theatre segment generates admissions and concession revenues at the box office from
external customers and other revenues which primarily consist of screen advertising
revenues. We also note that the Company's movie theater segment revenues have
increased significantly in the past year and totaled $41,720,416 for 2012 and represented
approximately 29% of the Company's total revenues during the period. With regard to
the Company's theatre segment revenues, please revise the notes to the Company's
financial statements to disclose the amount of revenues derived from admissions,
concessions and advertising during each period presented in the Company's statements of
operations. Refer to the disclosure requirements outlined in ASC 280-10-50-40.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief